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                                 (UNILAB LOGO)

                                                                    MAY 15, 2002
Dear Unilab Stockholder:

     I am pleased to inform you that Unilab Corporation has entered into a merger agreement with Quest Diagnostics Incorporated, pursuant to which Quest Diagnostics, through a wholly-owned subsidiary, has today commenced an offer to purchase each outstanding share of Unilab common stock for either (i) $26.50 in cash or (ii) 0.3256 of a share of Quest Diagnostics common stock. The cash payable in this exchange offer will be subject to proration, if necessary, because not more than 30% of the shares of Unilab common stock outstanding immediately prior to the expiration of the offer can be exchanged for cash.

     The completion of the offer is subject to, among other things, at least 50.1% of the outstanding shares of Unilab's common stock on a fully-diluted basis being validly tendered and not withdrawn prior to the expiration of the offer and the receipt of certain regulatory approvals. Following completion of the offer and the satisfaction or waiver of certain other conditions, Unilab will be merged with a subsidiary of Quest Diagnostics, and each outstanding Unilab share will be converted into the right to receive 0.3256 of a share of Quest Diagnostics common stock.

     YOUR BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND HAS DETERMINED THAT THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF UNILAB AND ITS STOCKHOLDERS. THE UNILAB BOARD RECOMMENDS THAT UNILAB STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF UNILAB COMMON STOCK PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Unilab Board of Directors gave careful consideration to a number of factors which are described in the attached Solicitation/Recommendation Statement on Schedule 14D-9. The Board received separate written opinions, each dated April 2, 2002, of Credit Suisse First Boston Corporation and Salomon Smith Barney Inc., Unilab's financial advisors, to the effect that, as of the date of the opinions and based on and subject to the matters described in such opinions, the per share consideration to be received by holders of Unilab common stock (other than the Kelso stockholders, Quest Diagnostics and their respective affiliates) in the offer and the merger, taken together, was fair from a financial point of view to such holders. These opinions are attached as Annex B and Annex C to the accompanying statement. You should read the opinions carefully and in their entirety.

     Accompanying this letter and solicitation/recommendation statement is Quest Diagnostics' prospectus, dated May 15, 2002, together with related materials to be used for tendering your shares, including a letter of election and transmittal. These documents set forth the terms and conditions of the offer and the merger and include additional information on how to tender your shares. We urge you to read these materials carefully. If you need assistance in tendering your shares, please contact the information agent for the offer, Georgeson Shareholder Communications Inc., at its address or telephone number appearing on the back cover of the prospectus.

     On behalf of the Board of Directors and management of Unilab, we thank you for your support.

                                          Sincerely,

                                          (/s/ Robert E. Whalen)
                                          Robert E. Whalen
                                          Chairman, President and
                                          Chief Executive Officer